As filed with the Securities and Exchange Commission on January 8, 2009. Registration No. 333-

_______________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

______________

SUN COMMUNITIES, INC.

(Exact name of registrant as specified in its governing instrument)

Maryland (State or Other Jurisdiction of Incorporation or Organization)	38-2730780 (I.R.S. Employer Identification No.)

Gary A. Shiffman

Chief Executive Officer

27777 Franklin Road

Suite 200

Southfield, Michigan 48034

(248) 208-2500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

_______________

Copies of all correspondence to:

Lee B. Kellert, Esq.

Jennifer M. Oertel, Esq.

Jaffe, Raitt, Heuer & Weiss, P.C.

27777 Franklin Road

Suite 2500

Southfield, Michigan 48034

(248) 351-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. _____

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. X

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ____

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ____

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Common Stock, $.01 par value (2)	Amount to be Registered 599,635	Proposed Maximum Offering Price Per Unit(1) $13.64	Proposed Maximum Aggregate Offering Price (1) $8,179,021.40	Amount of Registration Fee $321.44

(1)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices reported on the New York Stock Exchange on January 5, 2009.
(2)

Includes rights to purchase Junior Participating Preferred Stock of the Company (the “Rights”). Since no separate consideration is paid for the Rights, the registration fee therefor is included in the fee for the common stock.

______________________________________________________________________________________________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 (the “Securities Act”) or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this Prospectus is not completed and may change. The selling stockholders may not sell these securities until the registration statement we filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Prospectus dated January 8, 2009

PROSPECTUS

599,635 Shares

SUN COMMUNITIES, INC.

COMMON STOCK

This prospectus covers the sale of up to 599,635 shares of Sun Communities, Inc. common stock (the “Common Stock”) by the selling stockholders. The prices at which the selling stockholders may sell the shares will be determined by prevailing market rates or through privately-negotiated transactions. We will not receive any proceeds from the sale of the shares by the stockholders.

The shares of our common stock offered under this prospectus are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell the shares through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution”. We do not know when or in what amount the selling stockholders may offer the shares for sale. The selling stockholders may sell any, all or none of the shares offered by this prospectus.

The common stock is listed on the New York Stock Exchange under the symbol “SUI.” The last reported sale price of the common stock as reported on the New York Stock Exchange on January 5, 2009, was $13.94 per share.

YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 6 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE SHARES.

__________________________________

Neither the Securities and Exchange Commission

nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy

of this prospectus. Any representation to the contrary is a criminal offense.

__________________________________

The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any

representation to the contrary is unlawful.

The date of this Prospectus is January 8, 2009

About This Prospectus

This prospectus is part of a registration statement that Sun Communities, Inc., a Maryland corporation (hereinafter sometimes referred to as “we”, “us”, or the “Company”), filed with the Securities and Exchange Commission (the “SEC”). The selling stockholders may, from time to time, sell the common stock described in this prospectus. We may prepare a prospectus supplement at any time to add, update or change information contained in this prospectus, including adding or removing certain selling stockholders. Except for those instances in which a specific date is referenced, the information in this prospectus is accurate as of the date of this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

We believe that we have included or incorporated by reference all information material to investors in this prospectus, but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

Where You Can Find More Information

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering is complete; provided, however, that we are not incorporating by reference any information furnished to, but not filed with, the SEC under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K, as well as any exhibits filed on such forms that are related to such items.

1.	The Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 17, 2008.
2.	The Company’s current report on Form 8-K filed with the SEC on March 19, 2008.
3.	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2008.
4.	The Company’s current report on Form 8-K filed with the SEC on May 12, 2008.
5.	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 12, 2008.
6.	The Company’s current report on Form 8-K filed with the SEC on June 3, 2008.
7.	The Company’s current report on Form 8-K filed with the SEC on June 26, 2008.
8.	The Company’s current report on Form 8-K filed with the SEC on July 7, 2008.
9.	The Company’s current report on Form 8-K filed with the SEC on July 15, 2008.
10.	The Company’s current report on Form 8-K filed with the SEC on July 23, 2008.
11.	The Company’s current report on Form 8-K filed with the SEC on August 8, 2008.
12.	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC on August 8, 2008.
13.	The Company’s current report on Form 8-K filed with the SEC on October 16, 2008.
14.	The Company’s current report on Form 8-K filed with the SEC on November 7, 2008.
15.	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 7, 2008.

You may request a copy of these filings at no cost, by writing or calling us at the following address:

Sun Communities, Inc.

27777 Franklin Road

Suite 200

Southfield, MI 48034

Attn: Corporate Secretary

(248) 208-2500

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

The Company

As used in this prospectus, “Company,” “us,” “we,” “our” and similar terms means Sun Communities, Inc., a Maryland corporation, and one or more of its subsidiaries (including the Operating Partnership (as defined below) and Sun Home Services, Inc.).

We are a self-administered and self-managed real estate investment trust, or REIT. We own, operate, develop and finance manufactured housing communities concentrated in the midwestern and southeastern United States. We are a fully integrated real estate company which, together with our affiliates and predecessors, have been in the business of acquiring, operating and expanding manufactured housing communities since 1975. As of September 30, 2008, we owned and operated a portfolio of 136 properties located in eighteen states (the “Properties” or “Property”), including 124 manufactured housing communities, four recreational vehicle communities, and eight properties containing both manufactured housing and recreational vehicle sites. As of September 30, 2008, the Properties contained an aggregate of 47,608 developed sites comprised of 42,289 developed manufactured home sites and 5,319 recreational vehicle sites and an additional 6,225 manufactured home sites suitable for development. In order to enhance property performance and cash flow, the Company, through Sun Home Services, Inc., a Michigan corporation (“SHS”), actively markets, sells and leases new and pre-owned manufactured homes for placement in the Properties.

Structured as an umbrella partnership REIT, or UPREIT, Sun Communities Operating Limited Partnership, a Michigan limited partnership (the “Operating Partnership”), is the entity through which we conduct substantially all of our operations, and which owns, either directly or indirectly through subsidiaries, all of our assets (the subsidiaries, collectively with the Operating Partnership, the “Subsidiaries”). This UPREIT structure enables us to comply with certain complex requirements under the Federal tax rules and regulations applicable to REITs, and to acquire manufactured housing communities in transactions that defer some or all of the sellers’ tax consequences. We are the sole general partner of, and, as of September 30, 2008, held approximately 88.8% of the interests (not including preferred limited partnership interests) in, the Operating Partnership. The Subsidiaries also include SHS, which provides manufactured home sales and other services to current and prospective tenants of the Properties.

Our executive and principal property management office is located at 27777 Franklin Road, Suite 200, Southfield, Michigan 48034 and our telephone number is (248) 208-2500. We have regional property management offices located in Austin, Texas; Dayton, Ohio; Grand Rapids, Michigan; Elkhart, Indiana; and Orlando, Florida, and we employed an aggregate of 645 people as of September 30, 2008.

Forward-Looking Statements

This prospectus contains various “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. For this purpose, any statements contained in this filing that relate to prospective events or developments are deemed to be forward-looking statements. Words such as “believes,” “forecasts,” “anticipates,” “intends,” “plans,” “expects,” “may”, “will” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the Company’s current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this filing. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward looking statements. Such risks and uncertainties include the national, regional and local economic climates, the ability to maintain rental rates and occupancy levels, competitive market forces, changes in market rates of interest, the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those risks and uncertainties referenced under the headings entitled “Risk Factors” contained in this prospectus and the Company’s filings with the Securities and Exchange Commission. The forward-looking statements contained in this prospectus speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations of future events.

Risk Factors

Our prospects are subject to certain uncertainties and risks. Our future results could differ materially from current results, and our actual results could differ materially from those projected in forward-looking statements as a result of certain risk factors. These risk factors include, but are not limited to, those set forth below, other one-time events, and important factors disclosed previously and from time to time in other Company filings with the Securities and Exchange Commission. This registration statement contains certain forward-looking statements.

Real Estate Risks

General economic conditions and the concentration of our properties in Michigan, Florida, Indiana, and Texas may affect our ability to generate sufficient revenue.

The market and economic conditions in our current markets generally, and specifically in metropolitan areas of our current markets, may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay or refinance our debt obligations could be adversely affected. We derived significant amounts of rental income for the twelve month period ended December 31, 2007 and the nine month period ended September 30, 2008 from properties located in Michigan, Florida, Indiana, and Texas. As of September 30, 2008, 47 of our 136 Properties, or approximately 30% of developed sites, are located in Michigan, 19 Properties, or approximately 21% of developed sites, are located in Florida, 18 Properties, or approximately 14% of developed sites, are located in Indiana, and 17 Properties, or approximately 11% of developed sites, are located in Texas . As a result of the geographic concentration of our Properties in Michigan, Florida, Indiana, and Texas, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates and property values of properties in these markets.

The following factors, among others, may adversely affect the revenues generated by our communities:

•	the national and local economic climate which may be adversely impacted by, among other factors, plant closings and industry slowdowns;
•	local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;
•	the number of repossessed homes in a particular market;
•	the lack of an established dealer network;
•	the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;
•	the perceptions by prospective tenants of the safety, convenience and attractiveness of the Properties and the neighborhoods where they are located;
•	zoning or other regulatory restrictions;
•	competition from other available manufactured housing sites and alternative forms of housing (such as apartment buildings and site-built single-family homes);
•	our ability to provide adequate management, maintenance and insurance;
•	increased operating costs, including insurance premiums, real estate taxes and utilities; or
•	the enactment of rent control laws or laws taxing the owners of manufactured homes.

Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of the sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

Competition affects occupancy levels and rents which could adversely affect our revenues.

All of our Properties are located in developed areas that include other manufactured housing community properties. The number of competitive manufactured housing community properties in a particular area could have a material adverse effect on our ability to lease sites and increase rents charged at our Properties or at any newly acquired properties. We may be competing with others with greater resources and whose officers and directors have more experience than our officers and directors. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities.

Our ability to sell or lease manufactured homes may be affected by various factors, which may in turn adversely affect our profitability.

SHS is in the manufactured home market offering manufactured home sales and leasing services to tenants and prospective tenants of our communities. The market for the sale and lease of manufactured homes may be adversely affected by the following factors:

•	downturns in economic conditions which adversely impact the housing market;
•	an oversupply of, or a reduced demand for, manufactured homes;
•	the difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and
•	an increase or decrease in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

Any of the above listed factors could adversely impact our rate of manufactured home sales and leases, which would result in a decrease in profitability.

Increases in taxes and regulatory compliance costs may reduce our revenue.

Costs resulting from changes in real estate laws, income taxes, service or other taxes, generally are not passed through to tenants under leases and may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

We may not be able to integrate or finance our development activities.

From time to time, we engage in the construction and development of new communities, and may continue to engage in the development and construction business in the future. Our development and construction business may be exposed to the following risks which are in addition to those risks associated with the ownership and operation of established manufactured housing communities:

•	we may not be able to obtain financing with favorable terms for community development which may make us unable to proceed with the development;
•

we may be unable to obtain, or face delays in obtaining, necessary zoning, building and other governmental permits and authorizations, which could result in increased costs and delays, and even require us to abandon development of the community entirely if we are unable to obtain such permits or authorizations;

•	we may abandon development opportunities that we have already begun to explore and as a result we may not recover expenses already incurred in connection with exploring such development opportunities;

•	we may be unable to complete construction and lease-up of a community on schedule resulting in increased debt service expense and construction costs;
•

we may incur construction and development costs for a community which exceed our original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical and we may not be able to increase rents to compensate for the increase in development costs which may impact our profitability;

•	we may be unable to secure long-term financing on completion of development resulting in increased debt service and lower profitability; and
•	occupancy rates and rents at a newly developed community may fluctuate depending on several factors, including market and economic conditions, which may result in the community not being profitable.

If any of the above occurred, our business and results of operations could be adversely affected.

We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected.

We acquire and intend to continue to acquire manufactured housing communities on a select basis. Our acquisition activities and their success are subject to the following risks:

•

we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds;

•

even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied;

•	even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price;
•	we may be unable to finance acquisitions on favorable terms;
•	acquired properties may fail to perform as expected;
•

acquired properties may be located in new markets where we face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

If any of the above occurred, our business and results of operations could be adversely affected.

In addition, we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were to be asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

Rent control legislation may harm our ability to increase rents.

State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in other jurisdictions. Certain Properties are located, and we may purchase additional properties, in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

We may be subject to environmental liability.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner’s ability to sell or rent such property, to borrow using such property as collateral or to develop such property. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities.

All of the Properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that would have a material adverse effect on our business. These audits cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more Properties.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow.

We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance on the Properties with policy specifications, limits, and deductibles which are customarily carried for similar properties. As a result of market conditions in the insurance industry, we carry a $250,000 deductible on our liability insurance. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, or acts of war. In the event an uninsured loss occurs, we could lose both our investment in and anticipated profits and cash flow from the affected property. Any loss would adversely affect our ability to repay our debt.

Financing and Investment Risks

Our significant amount of debt could limit our operational flexibility or otherwise adversely affect our financial condition.

We have a significant amount of debt. As of September 30, 2008, we had approximately $1,213 million of total debt outstanding, consisting of approximately $1,092 million in debt that is collateralized by mortgage liens on 105 of the Properties (the “Mortgage Debt”) and secured by collateralized receivables, and approximately $121 million in unsecured debt. If we fail to meet our obligations under the Mortgage Debt, the lender would be entitled to foreclose on all or some of the Properties securing such debt which could have a material adverse effect on us and our ability to make expected distributions, and could threaten our continued viability.

We are subject to the risks normally associated with debt financing, including the following risks:

•

our cash flow may be insufficient to meet required payments of principal and interest, or require us to dedicate a substantial portion of our cash flow to pay our debt and the interest associated with our debt rather than to other areas of our business;

•	our existing indebtedness may limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt;
•	it may be more difficult for us to obtain additional financing in the future for our operations, working capital requirements, capital expenditures, debt service or other general requirements;
•	we may be more vulnerable in the event of adverse economic and industry conditions or a downturn in our business; and
•	we may be placed at a competitive disadvantage compared to our competitors that have less debt.

If any of the above risks occurred, our financial condition and results of operations could be adversely affected.

We may be able to incur substantially more debt which would increase the risks associated with our substantial leverage.

Despite our current indebtedness levels, we may still be able to incur substantially more debt in the future. If new debt is added to our current debt levels, an even greater portion of our cash flow will be needed to satisfy our debt service obligations. As a result, the related risks that we now face could intensify and increase the risk of a default on our indebtedness.

Our equity investment in Origen Financial, Inc., may subject us to certain risks.

In October 2003, Origen Financial, LLC completed a $150 million recapitalization. In this transaction, we purchased 5,000,000 shares of common stock (representing approximately 19% of the issued and outstanding shares of common stock as of September 30, 2008) of Origen Financial, Inc. (“Origen”) for $50 million. Origen is a publicly traded real estate investment trust that, prior to March 2008, was in the business of originating and servicing manufactured home loans.

On March 13, 2008, Origen announced that recent and current conditions in the credit markets have adversely impacted Origen’s business and financial condition to the extent that it had determined to suspend loan originations for its own account and had taken steps to right-size its work force. In the ensuing months, Origen followed its asset disposition and management plan and sold $176 million of unsecuritized loans, its servicing platform and its origination platform. Other components of this plan include the active management of Origen’s securitized loan portfolios and other remaining assets; and the continued rationalizing of operating costs as necessary and appropriate to efficiently and effectively continue operations and preserve stockholder value.

The Company recorded an impairment to the carrying value in its investment in Origen of $1.9 million and $18.0 million at December 31, 2007 and 2006, respectively. For the three months ended September 30, 2008, we recorded equity loss from an affiliate reflecting our estimate of our portion of the anticipated loss from Origen of $0.2 million, as well as an other than temporary impairment loss of $1.3 million. We also recorded equity loss from affiliate for the nine months ended September 30, 2008, reflecting our estimate of our portion of the anticipated loss from Origen of $6.0 million, as well as an other than temporary impairment loss of $8.1 million. Additional information is included in Footnote 5 to our (unaudited) consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. On December 9, 2008, Origen issued a press release announcing that it intends to voluntarily delist its common stock from the Nasdaq Global Market, voluntarily deregister its common stock under the Securities Exchange Act of 1934 and cease filing reports with the Securities and Exchange Commission.

The financial condition and solvency of our borrowers and the market value of our properties may adversely affect our investments in real estate, installment and other loans.

As of September 30, 2008, we had outstanding approximately $43.0 million in installment loans to owners of manufactured homes. These installment loans are collateralized by the manufactured homes. We may invest in additional mortgages and installment loans in the future. By virtue of our investment in the mortgages and the loans, we are subject to the following risks of such investment:

•	the borrowers may not be able to make debt service payments or pay principal when due;
•	the value of property securing the mortgages and loans may be less than the amounts owed; and
•	interest rates payable on the mortgages and loans may be lower than our cost of funds.

If any of the above occurred, our business and results of operations could be adversely affected.

Tax Risks

We may suffer adverse tax consequences and be unable to attract capital if we fail to qualify as a REIT.

We believe that since our taxable year ended December 31, 1994, we have been organized and operated, and intend to continue to operate, so as to qualify for taxation as a REIT under the Internal Revenue Code (“Code”). Although we believe that we have been and will continue to be organized and have operated and will continue to operate so as to qualify for taxation as a REIT, we cannot assure you that we have been or will continue to be organized or operated in a manner to so qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. In addition, frequent changes occur in the area of REIT taxation, which require the Company continually to monitor its tax status.

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made. Even if we qualify for and maintain our REIT status, we will be subject to certain federal, state and local taxes on our property and certain of our operations.

We intend for the Operating Partnership to qualify as a partnership, but we cannot guarantee that it will qualify.

We believe that the Operating Partnership has been organized as a partnership and will qualify for treatment as such under the Code. However, if the Operating Partnership is deemed to be a “publicly traded partnership,” it will be treated as a corporation instead of a partnership for federal income tax purposes unless at least 90% of its income is qualifying income as defined in the Code. The income requirements applicable to REITs and the definition of “qualifying income” for purposes of this 90% test are similar in most respects. Qualifying income for the 90% test generally includes passive income, such as specified types of real property rents, dividends and interest. We believe that the Operating Partnership would meet this 90% test, but we cannot guarantee that it would. If the Operating Partnership were to be taxed as a corporation, it would incur substantial tax liabilities, we would fail to qualify as a REIT for federal income tax purposes, and our ability to raise additional capital could be significantly impaired.

Our ability to accumulate cash is restricted due to certain REIT distribution requirements.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our REIT taxable income (calculated without any deduction for dividends paid and excluding net capital gain) and to avoid federal income taxation, our distributions must not be less than 100% of our REIT taxable income, including capital gains. As a result of the distribution requirements, we do not expect to accumulate significant amounts of cash. Accordingly, these distributions could significantly reduce the cash available to us in subsequent periods to fund our operations and future growth.

Business Risks

Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.

Ownership of Origen. In the 2003 recapitalization of Origen Financial, Inc., (“Origen”), the Company purchased 5,000,000 shares of Origen common stock for $50 million and Shiffman Origen LLC (which is owned by the Milton M. Shiffman Spouse’s Marital Trust, Gary A. Shiffman (the Company’s Chief Executive Officer), and members of Mr. Shiffman’s family) purchased 1,025,000 shares of Origen common stock for $10.25 million. Gary A. Shiffman is a member of the board of directors of Origen and Arthur A. Weiss, a director of the Company, is a trustee of the Milton M. Shiffman Spouse’s Marital Trust.

Accordingly, in all transactions involving Origen, Mr. Shiffman and/or Mr. Weiss may have a conflict of interest with respect to their respective obligations as an officer and/or director of the Company. The following are the current transactions and agreements involving Origen which may present a conflict of interest for Mr. Shiffman or Mr. Weiss:

•

We previously had a loan servicing agreement with Origen Servicing, Inc., a wholly-owned subsidiary of Origen, which serviced our portfolio of manufactured home loans. With the sale of Origen’s servicing platform assets to Green Tree Servicing LLC, we engaged a different entity to continue the servicing of the manufactured home loans. In order to transfer the manufactured home loan servicing contract to a different service provider we paid Origen a fee of $0.3 million.

•

On July 23, 2008, we entered into an agreement with other companies (“Members”) to form a new limited liability company, Origen Financial Services, LLC (the “LLC”). The Company contributed cash of $0.5 million towards the formation of the limited liability company. The LLC purchased Origen’s origination platform. The purpose of the venture is to originate manufactured housing installment contracts for its Members. Our current CEO, Gary Shiffman, is a voting representative of the management team assigned to the new limited liability company. We will account for our investment in the LLC using the equity method of accounting.

Tax Consequences Upon Sale of Properties. Gary A. Shiffman holds limited partnership interests in the Operating Partnership which were received in connection with the contribution of 24 properties (four of which have been sold) from partnerships previously affiliated with him (the “Sun Partnerships”). Prior to any redemption of these limited partnership interests for our common stock, Mr. Shiffman will have tax consequences different from those of us and our public stockholders on the sale of any of the Sun Partnerships. Therefore, Mr. Shiffman and the Company may have different objectives regarding the appropriate pricing and timing of any sale of those properties.

Lease of Executive Offices. Gary A. Shiffman, together with certain family members, indirectly owns approximately a 21 percent equity interest in American Center LLC, the entity from which we lease office space for our principal executive offices. Arthur A. Weiss owns a 0.75 percent indirect interest in American Center LLC. This lease was for an initial term of five years, beginning May 1, 2003, with the right to extend the lease for an additional five year term. On July 30, 2007, the Company exercised its option to extend its lease for its executive offices. The extension was for a period of five years commencing on May 1, 2008. On August 8, 2008, the Company modified its lease agreement to extend the term of the lease until August 31, 2015, with an option to renew for an additional five years. The base rent for the extended term through August 31, 2015, will continue to be the same as the rent payable as of the current term. The current annual base rent under the current lease is $21.25 per square foot (gross). Mr. Shiffman may have a conflict of interest with respect to his obligations as an officer and/or director of the Company and his ownership interest in American Center LLC.

We rely on key management.

We are dependent on the efforts of our executive officers, particularly Gary A. Shiffman, John B. McLaren, Karen J. Dearing and Jonathan M. Colman (together, the “Senior Officers”). The loss of services of one or more of our executive officers could have a temporary adverse effect on our operations. We do not currently maintain or contemplate obtaining any “key-man” life insurance on the Senior Officers.

Certain provisions in our governing documents may make it difficult for a third-party to acquire us.

9.8% Ownership Limit. In order to qualify and maintain our qualification as a REIT, not more than 50% of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals. Thus, ownership of more than 9.8% of our outstanding shares of common stock by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining our qualification as a REIT under the Code. Such restrictions in our charter do not apply to Gary Shiffman, the Milton M. Shiffman Spouse’s Marital Trust and the Estate of Robert B. Bayer.

The 9.8% ownership limit, as well as our ability to issue additional shares of common stock or shares of other stock (which may have rights and preferences over the common stock), may discourage a change of control of the Company and may also: (1) deter tender offers for the common stock, which offers may be advantageous to stockholders; and (2) limit the opportunity for stockholders to receive a premium for their common stock that might otherwise exist if an investor were attempting to assemble a block of common stock in excess of 9.8% of the outstanding shares of the Company or otherwise effect a change of control of the Company.

Staggered Board. Our Board of Directors has been divided into three classes of directors. The term of one class will expire each year. Directors for each class will be chosen for a three-year term upon the expiration of such class’s term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders’ ability to change control of the Company even if a change in control were in the stockholders’ interest.

Preferred Stock. Our charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of common stock) of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders’ interest.

Rights Plan. We adopted a stockholders’ rights plan in 2008 that provides our stockholders (other than a stockholder attempting to acquire a 15% or greater interest in the Company) with the right to purchase stock in the Company at a discount in the event any person attempts to acquire a 15% or greater interest in the Company. Because this plan could make it more expensive for a person to acquire a controlling interest in the Company, it could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders’ interest.

Changes in our investment and financing policies may be made without stockholder approval.

Our investment and financing policies, and our policies with respect to certain other activities, including our growth, debt, capitalization, distributions, REIT status, and operating policies, are determined by our Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of our stockholders. Accordingly, stockholders may not have control over changes in our policies and changes in our policies may not fully serve the interests of all stockholders.

The current volatility in economic conditions and the financial markets may adversely affect our industry, business and financial performance.

The capital and credit markets have been experiencing, and continue to experience, extreme volatility and disruption. In recent months, the volatility and disruption have reached unprecedented levels. In many cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers. In response to these developments, the U.S. government has taken, and may take further, steps designed to stabilize markets generally and strengthen financial institutions in particular. The impact, if any, that these financial market events or these governmental actions might have on us and our business is uncertain and cannot be estimated at this time. The other risk factors presented in this prospectus discuss some of the principal risks inherent in our business, including liquidity risks, operational risks, and credit risks, among others. The current upheaval in financial markets has accentuated each of these risks and magnified their potential effect on us. At the same time, there appears to be a general weakening of the U.S. economy and the economies of many other countries. If these economic developments continue to worsen, there could be an adverse impact on our access to capital, stock price and our operating results.

Substantial sales of our common stock could cause our stock price to fall.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. As of September 30, 2008, up to approximately 2,824,000 shares of our common stock may be issued in the future to the limited partners of the Operating Partnership in exchange for their common limited partnership interests (“Common OP Units”) and preferred limited partnership interests (“Preferred OP Units”). These Preferred OP Units are convertible into common shares at a price of $68 per share. The limited partners may sell such shares pursuant to registration rights or an available exemption from registration. Also, in 2009, Water Oak, Ltd., a former owner of one of the Properties, will be issued Common OP Units with a value of approximately $1,250,000. In addition, as of September 30, 2008, options to purchase 222,156 shares of our common stock were outstanding under our 1993 Employee Stock Option Plan, our 1993 Non-Employee Director Stock Option Plan, our 2004 Non-Employee Director Option Plan, and our Long-Term Incentive Plan (the “Plans”). No prediction can be made regarding the effect that future sales of shares of our common stock will have on the market price of shares.

An increase in interest rates may have an adverse effect on the price of our common stock.

One of the factors that may influence the price of our common stock in the public market will be the annual distributions to stockholders relative to the prevailing market price of the common stock. An increase in market interest rates may tend to make the common stock less attractive relative to other investments, which could adversely affect the market price of our common stock.

Selling Stockholders

The Selling Stockholders may use this prospectus for the resale of shares of common stock being registered by this prospectus, although no Selling Stockholder is obligated to sell any such shares. Each of the Selling Stockholders is a holder of Common Operating Partnership units of the Operating Partnership (the “Common OP Units”) and/or shares of Common Stock. We are the sole general partner of the Operating Partnership. Under the terms of the Operating Partnership’s Second Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”), the Common OP Units may be exchanged for shares of Common Stock. As of the date of this prospectus, the exchange ratio is one share for each Common OP Unit exchanged, but such exchange ratio is subject to adjustment in certain events pursuant to anti-dilution provisions contained in the Partnership Agreement. The Common Stock offered by this prospectus has been or will be issued to the Selling Stockholders in exchange for Common OP Units held by the Selling Stockholders (the “Shares”). The Selling Stockholders are not required to exchange Common OP Units to Common Stock. Clunet Lewis and Arthur Weiss are Directors of the Company, and Milton M. Shiffman Spouse’s Marital Trust, GAS-Sun LLC, Gail Shiffman Hennes, and Audrey Shiffman are affiliates of Gary Shiffman, our Chief Executive Officer.

The following table sets forth certain information regarding the Selling Stockholders and the shares of common stock and/or Common OP Units beneficially owned by each of them as of January 8, 2008:

	Shares of Common Stock Beneficially Owned Prior to the	Number of Shares	Shares Beneficially Owned After Completion of the Offering (2)
Selling Stockholder	Offering (1)	Being Offered	Number	Percent(3)
Water Oak, Ltd.	89,399	89,286	113	*
Gary A. Shiffman, Chief Executive Officer	2,009,296 (4)	136,617	1,872,679	10.17%
Clunet R. and Kathleen Lewis, JTWROS	51,000(5)	20,000	31,000	*
Arthur Weiss	829,573(6)	6,938	822,635	4.47%
Milton M. Shiffman Spouse’s Marital Trust	175,000	170,000	5,000	*
GAS-Sun LLC	141,794	141,794	0	*
Gail Shiffman Hennes	17,500	17,500	0	*
Audrey Shiffman	17,500	17,500	0	*
TOTAL	3,331,062	599,635	2,731,427	14.84%

(1)

The number set forth in this column is the number of shares of Common Stock held by each such Selling Stockholder and/or the number of shares of Common Stock that would be received upon an exchange of Common OP Units held by each such Selling Stockholder.

(2)	Assumes that all shares of Common Stock being offered and registered hereunder are sold, although no Selling Stockholder is obligated to sell any such shares.
(3)	Based upon 18,411,400 shares of Common Stock outstanding as of September 30, 2008.
(4)

Includes 579,222 Common OP Units convertible into shares of Common Stock; 25,000 Common OP Units of which Mr. Shiffman has only beneficial ownership, but not record ownership; 50,000 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of the date hereof; 453,841 shares of Common Stock owned by certain limited liability companies of which Mr. Shiffman is a member and a manager. Mr. Shiffman disclaims beneficial ownership of 3,000 Common OP

Units convertible into shares of Common Stock and 2,300 shares of Common Stock held by other family members because he does not have a pecuniary interest therein.

(5)

Includes 20,000 Common UP Units convertible into shares of Common Stock and options exercisable to acquire 7,500 shares of Common Stock. Also includes 5,000 shares of Common Stock owned by Mr. Lewis’ wife. Mr. Lewis disclaims beneficial ownership of such shares.

(6)

Includes 6,938 Common OP Units convertible into shares of Common Stock and 14,500 shares of Common Stock which may be acquired pursuant to exercisable options. Also, includes: (a) 170,000 Common OP Units convertible into shares of Common Stock and 5,000 shares of Common Stock held by the Milton M. Shiffman Spouse’s Marital Trust for which Mr. Weiss is a Co-Trustee, (b) 453,841 shares of Common Stock and 141,794 Common OP Units owned by certain limited liability companies of which Mr. Weiss is a manager, (c) 25,000 shares of Common Stock held by the 1997 Shiffman Charitable Remainder Unitrust for which Mr. Weiss is a Co-Trustee, and (d) a beneficial interest only in 10,000 Common OP Units. Mr. Weiss does not have a pecuniary interest in any of the Milton M. Shiffman Spouse’s Marital Trust, the 1997 Shiffman Charitable Remainder Unitrust or the limited liability companies described above and, accordingly, Mr. Weiss disclaims beneficial ownership of the 170,000 Common OP Units and 5,000 shares of Common Stock held by the Milton M. Shiffman Spouse’s Marital Trust, the 453,841 shares of Common Stock and the 141,794 Common OP Units held by the limited liability companies described above and the 25,000 shares of Common Stock held by the 1997 Shiffman Charitable Remainder Unitrust.

*	Less than one percent (1%).

Use of Proceeds

We will not receive any of the proceeds of any sale by the Selling Stockholders. We have agreed to pay the fees, costs and expenses of this offering.

Plan of Distribution

The Company is registering the Shares on behalf of the Selling Stockholders. As used herein, “Selling Stockholders” includes pledgees, donees, transferees or other successors in interest (collectively with the Selling Stockholders, the “Sellers”) selling shares received from a Selling Stockholder after the date of this prospectus. The registration of the Shares, however, does not necessarily mean that any of the Shares will be offered or sold by the Selling Stockholders or their respective donees, pledgees or other transferees or successors in interest. We will not receive any proceeds from the sale of the Shares offered by this prospectus.

Subject to certain restrictions on transfer that may be applicable to the Selling Stockholders, they may sell the Shares described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or they may sell the Shares to investors directly or through dealers or agents.

The Selling Stockholders may act independently of us in making decisions with respect to the timing, manner and size of each of their sales. The Selling Stockholders may make sales on the New York Stock Exchange or otherwise, at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. The Selling Stockholders may sell the Shares offered by this prospectus by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or
•	privately negotiated transactions, which include direct sales to purchasers and sales effected through agents.

In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers may receive compensation from the Selling Stockholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the Shares for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions and will be in amounts to be negotiated.

The distribution of the Shares also may be effected from time to time in one or more underwritten transactions. Any underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from purchasers of the Shares. Underwriters may sell the Shares to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by any Selling Stockholders to underwriters or agents in connection with the offering of the Shares, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the Shares may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter, dealer or agent involved in the offer and sale of the Shares will be named in the applicable prospectus supplement.

In addition, any securities registered and offered pursuant to this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The Selling Stockholders may be required by the securities laws of some states to offer and sell the Shares only through registered or licensed brokers or dealers.

We have agreed to pay all expenses incident to the offering and sale of the Shares offered by this prospectus, other than commissions, discounts and fees of underwriters, broker-dealers or agents. Pursuant to the registration rights granted to the Selling Stockholders in connection with the issuance of Common OP Units to the Selling Stockholders, we have agreed to indemnify the Selling Stockholders and any person who controls a Selling Stockholder against certain liabilities and expenses arising out of, or based upon the information set forth in, or incorporated by reference in, this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act.

If a prospectus supplement so indicates, the Selling Stockholders may authorize agents, underwriters or dealers to solicit offers by institutional investors to purchase the Shares to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the number of the Shares that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve.

Legal Matters

The legality of the Common Stock offered hereby will be passed upon by Jaffe, Raitt, Heuer & Weiss, Professional Corporation, Southfield, Michigan. Arthur A. Weiss, who is a director of the Company, is the Chairman of the Board of Directors and a shareholder of Jaffe, Raitt, Heuer & Weiss, P.C.

Experts

The financial statements incorporated in this Prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with any offering to be made by the prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities, in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstance, create an implication that there has been no change in the facts set forth in this prospectus or in the affairs of the Company since the date hereof.

Table of Contents

Prospectus

Page

About This Prospectus                                                      3

Where You Can Find More Information                          4

Forward-Looking Statements                                            6

Risk Factors                                                                         6

Use of Proceeds                                                                 20

Plan of Distribution                                                           20

Legal Matters                                                                     21

Experts                                                                                21

599,635Shares Sun Communities, Inc. Common Stock ______________ Prospectus ______________

January 8, 2009

Part II

Information Not Required in Prospectus

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

Registration Fee	$321.44
Legal Fees and Expenses	13,000.00
Accounting Fees and Expenses	15,000.00
Total	$ 28,321.44

Item 15.	Indemnification of Directors and Officers

The Company’s charter authorizes the Company to obligate itself to indemnify its present and former directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law. The Company’s bylaws obligate it to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Maryland law. The Maryland General Corporation Law (“MGCL”) permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the Company in those capacities unless it is established that: (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding; and (a) was committed in bad faith or, (b) was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property, or services; or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that: (i) it is proved that the person actually received an improper benefit or profit in money, property or services; or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company’s charter contains a provision providing for elimination of the liability of its directors or officers to the Company or its stockholders for money damages to the maximum extent permitted by Maryland law.

The partnership agreement of the Operating Partnership also provides for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its charter, and limits the liability of the Company and its officers and directors to the Operating Partnership and its respective partners to the same extent the liability of the officers and directors of the Company to the Company and its stockholders is limited under the Company’s charter.

Item 16.	Exhibits

The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is hereby incorporated by reference.

Item 17.     Undertakings

The undersigned Registrant hereby undertakes:

(1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table set forth in this registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided however, that Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)        To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

(4)        That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)        That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, on January 8, 2009.

SUN COMMUNITIES, INC.,
a Maryland corporation

By: /s/ Karen J. Dearing

Karen J. Dearing, Chief Financial Officer, Secretary

and Principal Accounting Officer

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of Sun Communities, Inc. hereby constitutes and appoints Gary A. Shiffman and Karen J. Dearing, or either of them, such undersigned’s attorneys-in-fact and agents, with full power of substitution and resubstitution for the undersigned in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the shares of Common Stock under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that each of such attorneys-in-fact and agents or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
/s/ Gary A. Shiffman Gary A. Shiffman	Chief Executive Officer and Chairman of the Board of Directors	December 29, 2008
/s/ Karen J. Dearing Karen J. Dearing	Executive Vice President, Treasurer, Chief Financial Officer, Secretary and Principal Accounting Officer	December 29, 2008
/s/ Paul D. Lapides Paul D. Lapides	Director	December 29, 2008
/s/ Ted J. Simon Ted J. Simon	Director	December 29, 2008
/s/ Clunet R. Lewis Clunet R. Lewis	Director	December 29, 2008

/s/ Ronald L. Piasecki Ronald L. Piasecki	Director	December 29, 2008
/s/ Arthur A. Weiss Arthur A. Weiss	Director	December 29, 2008
/s/ Robert H. Naftaly Robert H. Naftaly	Director	December 29, 2008
/s/ Stephanie W. Bergeron Stephanie W. Bergeron	Director	December 29, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
4.1	Rights Agreement, dated as of June 2, 2008, between Sun Communities, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed with the SEC on June 3, 2008).
*5.1	Opinion of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, as to legality of securities
*23.1	Consent of Grant Thornton, independent registered public accounting firm
*23.2	Consent of Jaffe, Raitt, Heuer & Weiss, Professional Corporation (included in Exhibit 5.1)

*Filed herewith

II - 4